CHISOS

Fast, flexible capital for great entrepreneurs.
More reliable returns for investors.

🟦 **PITCH VIDEO** 🔲 **INVESTOR PANEL**



"Chisos Capital has been a game-changer."
Kyiana Williams – Founder, Entertwine

chisos.io   Santa Monica CA   🐦   Software   Technology   Main Street   Fundraising   Marketplace

Highlights

1 Addressing the $4T blindspot in startup financing by backing high-potential, overlooked founders.

2 Unlike banks, we evaluate founders based on future potential, not just assets & financial history.

3 Chisos' Convertible Income Share Agreement uncaps equity upside for investors & flexibility for founders.

4 Wefunder investors receive 3X PREFERRED waterfall position for profit distributions.

5 Raised $550K pre-seed operating capital & $500K Fund I; currently raising $10mm Fund II.

6 Developed platform with proprietary underwriting algorithm; automated application & diligence process.

7 200% online application increase in 2021; 10 completed investments to date.

8 Proof: ~$20K ISA repayments; Returning ~10% of Invested Capital to Fund I LPs in 2021 (est.).

Our Team



William Stringer   Co-Founder & CEO

Leads investment strategy at Chisos w/ over 10 years of investing experience, including 4 years as Sr. investor at a $1B+ AUM family office driving and managing public and private opportunities, IB at Merrill Lynch. Angel & digital asset investor.



Leads investment strategy at Chisos w/ over 10 years of investing experience, including 4 years as Sr. investor at a $1B+ AUM family office driving and managing public and private opportunities, IB at Merrill Lynch. Angel & digital asset investor.

> The idea of utilizing a person's future earning potential to secure funding seemed like a natural evolution of the capital markets. As I dove deeper I realized the magnitude of the problem. Current funding options fail 83% of entrepreneurs. There is an immense amount of talent denied the entrepreneurial path due to lack of access to capital.



Stephen Grinalds   Co-Founder & CTO

Heads Investment platform tech initiatives & infrastructure. Expert in distributed systems, awarded several patents, co-founded 3 early stage ventures, & advises the UN infotech research division. Former VP Engineering of Emergent Labs.



Ken Aseme   CFO

Financial services professional & qualified accountant w/ vast experience working in senior finance roles, alternative investment management, fund finance, structured finance, & commercial/consumer banking strategy.



Emmanuel de Boucaud   Capital Finance & Strategy

Software and Venture Capital executive w/ 20 years of successful corporate & business development, fundraising, M&A, P&L experience, as well as operational Startup, board & advisory roles.



Claire Veuthey   Ecosystem and Partnerships

ESG & Impact investing specialist leading business development, investment processes, fundraising efforts, & GTM strategy & execution.



Kinsey Sullivan Wolf   CMO

Startup marketing strategist specializing in mission-driven companies. Former in-house FinTech marketing lead. BBA from UNC-Chapel Hill.

Why Chisos?

CHISOS FILLS A MASSIVE GAP IN FUNDING NEEDS

Did you know that personal savings, credit cards, and family contributions make up 83% of all startup funding? Or that, according to a Morgan Stanley report, traditional VCs have a $4T blindspot when it comes to women- and minority-led businesses?

Chisos provides a unique source of alternative financing for overlooked and

Chisos provides a unique source of alternative financing for overlooked and under represented entrepreneurs.

Your investment will help build the platform to connect great potential founders with capital.

CHISOS — A Great Investment Opportunity & Catalyst for Entrepreneurship

ADDRESSING A BIG PROBLEM WITH AN IMPACT MISSION	Startup capital is inaccessible for most entrepreneurs, resulting in missed investment opportunities and a homogenous startup world.
SCALABLE FINTECH INVESTING PLATFORM	Building a portfolio of 250+ investments, and a licensing revenue model to promote entrepreneurship globally
HIGHLY FAVORABLE INVESTOR TERMS	3X preferred distribution waterfall for WeFunder investors @ $15mm valuation ($12.5mm early bird)

ACCESS TO CAPITAL IS LIKE A PRIVATE CLUB

Fewer than 23% of founders who receive VC funding are minorities, and only 2% of all VC funding goes to women-led groups. Meanwhile, new ventures can't qualify for bank loans.

Chisos solved this problem by pioneering an innovative investment approach: the Convertible Income Share Agreement (CISA). The CISA purposefully combines the best features of two commonly known instruments, SAFEs and ISAs.

How? We receive an ISA from the founder and a SAFE in the founder's business.

Founders get the capital they need to start and grow their business, and investors benefit from a de-risked approach with uncapped upside. Win-win.

THE PROBLEM	CHISOS OPPORTUNITY SCORE
▫ 83% of new businesses are failed by existing funding options.	**STEP 1: FOUNDER SCORE**
	▫ Accomplished track record
▫ Banks / Traditional Debt accounts for ~16% of business funding, and only serve businesses with successful operating history or hard assets.	▫ Creditworthiness
	▫ Debt-to-income levels
	▫ Strong personal references
	▫ High previous income levels
▫ Venture Capital / Equity lacks diversity* AND only accounts for 0.5% of business funding	▫ Technical/domain expertise
	STEP 2: BUSINESS SCORE
	▫ Use of proceeds
▫ The remaining 83% comes from personal savings, family or credit cards (Many would-be founders lack this privilege)	▫ Growth potential
	▫ Current state
	▫ Tech-enabled solution
	▫ Current investors

WE HAVE TRACTION

We've raised $550K pre-seed operating capital, $500k in Fund I investment capital, and we're currently raising $10mm in Fund II. More than 350 founders have applied for capital through our online app, (over 60 alone in March 2021), with 10 investments complete.

We developed a FinTech platform with our proprietary underwriting algorithm, as well as an automated application and diligence process to source, underwrite and service thousands of applications and hundreds of investments.

 **Proprietary** underwriting algorithm

 **10** investments complete + **2** in due diligence

 **$550K+** raised in pre-seed operating capital, **$500K** in Fund I investment capital

 **350+** applications (over **60** alone in March 2021)



GROWING FAST IN A HUGE, UNTAPPED MARKET

More individuals are seeking to start their own businesses; this translates to demand for new business funding of $3 billion+ per year in the U.S. alone. Millennials and Gen Zers are 188% more likely than baby boomers to have the aim of creating a side business.

New entrepreneurship will surge, and we'll be there to meet the moment.



> Millennials and Gen Zers are
>
> **188%**
>
> more likely to have the aim of creating a side business, compared to baby boomers.
>
> *Source: Salesforce, 2019*

AS SEEN IN TECHCRUNCH

Our CEO, Will Stringer, has been featured in TechCrunch's "12 'flexible VCs' who operate where equity meets revenue share," as well as on Angels and Entrepreneurs, S^2TV and the Opt Out Life podcast.



An alternative capital raise
The convertible income share agreement.
CHISOS
WILLIAM STRINGER – INVESTING IN ENTREPRENEURS
1 MONTH AGO · 47:47
OPT OUT LIFE
Extra Crunch
12 'flexible VCs' who operate where equity meets revenue share
Founders seeking non-dilutive funding: start here

FOUNDERS WE'RE WORKING WITH RIGHT NOW

We have ten (10) portfolio companies in our first fund, and two more in diligence.

Over 2/3rds of the portfolio companies are led by underrepresented founders.

Our Investments in each range from $15K to $50K.

A third of the portfolio is already making regular ISA payments, and the first to achieve a Qualified Financing to reduce the ISA was Re-Nuble Inc. (in November 2020).

JENNIFER KIESEWETTER	ARMEN ROSTAMIAN
CROSSWALK HEALTH	GRUV
February 2021	June 2020
AMANDA LEVAY	TINIA PINA
REDACTABLE	RE-NUBLE
January 2021	May 2020
GREG FOSTER	STEPHEN ALRED
VIZEN ANALYTICS	KNOWCAP INTERACTIVE
December 2020	July 2020
KYIANA WILLIAMS	DAVID ONYEADOR
ENTERTWINE	FUNWALLET
February 2021	June 2020
TIMOTHY DOELGER	RITU MALHOTRA
TRUFISHING	DIALOGGBOX
March 2021	March 2021

OUR TEAM KNOWS HOW TO BUILD SUCCESSFUL COMPANIES

Our powerhouse team is backed by a world-class board of advisors with experience growing multi-billion dollar businesses. Including:

SIMONE GARREAU
Advisor - Risk Mitigation

Operational and compliance risk expert withan MA in Global Security and Intelligence from Johns Hopkins University.

SAMIRA SALMAN JD, LL.M.
Advisor - Investments & Legal

Business advisor with a $5.5 billion successful record of structuring, funding, growing, and exiting global ventures. Has a BS and JD from Louisiana State University and an LL.M. in taxation from the University of Houston.

ROBERT HATCHER
Advisor - Investments & Legal

Executive Chairman at Avalon Advisors with over 35 years of investment and deal structuring experience. Received BBA from Southern Methodist University and an MBA and JD from Tulane University.

THOMAS COWEE
Advisor - Finance & Accounting

40 years of experience as a financial and accounting executive, including 15 years as a Chief Financial Officer. B.Sc. in accounting from The Ohio State University.

JOE VANDER ZANDEN
Advisor - Business Development

With leadership roles in Business Development at Samsung, Consensys, Cisco, and Paypal, Joe Vander Zanden brings business development, strategic partnerships, go-to market strategy, and strategic planning to FinTech ecosystems.

ERIC BUNTING



ERIC BUNTING
Advisor - FinTech

Founder and Managing Partner at Overbrook Capital with over 25 years as partner in private equity funds, private investor, operating executive and advisor to over 80 companies representing over $1 billion of invested capital.



BRENT GRANADO
Advisor

An accomplished investor, board member and executive with extensive knowledge in global markets with regard to technology, healthcare tech and consumer products. Assisted numerous companies with strategically leveraging the greatest value out of their intellectual property as well as intellectual capital.

BOTTOM LINE: FOUNDER SUCCESS IS OUR TOP PRIORITY

We're making first money capital investing better for founders and investors.

Here's how we're founder-friendly:

- When selecting investments, a founder's financial background is only one—but not the sole—factor used to determine eligibility.

- We offer flexible start-and-end ISA payback with an equity clawback option (up to ⅔), plus the 1X payoff cap with a Qualified Financing.

- Founders also get a clean cap table, as the ISA obligation is decoupled from the equity (SAFE).



*"Traditional venture looked at KnowCap and determined we didn't fit into any of the pattern-matching boxes. Chisos took the time to **dig deep** into what we are building at KnowCap and help us clarify our own vision."*

STEPHEN ALRED
KNOWCAP INTERACTIVE



*"We tried to get a traditional bank loan. Very little conversation about projections, vision, and prospects. They're going based on historical performance, whereas Chisos comes with a **different approach.**"*

TINIA PINA
RE-NUBLE, INC.



*"What I needed was capital that would take me **past an MVP** to something that is ready for consumption."*

DAVID BUBE ONYEADOR
FUNWALLET, INC

THIS IS A BETTER WAY TO DO EARLY STAGE INVESTING

With Phase II underway, we are operating as an asset manager to get capital into the hands of entrepreneurs using our CISA funding instrument.

Phase III takes the FinTech infrastructure built and utilized by Chisos, and offers

it to other entities and investors (universities, corporate innovation, municipalities & individuals) for their own early stage / CISA investing efforts.


Chisos - Today. Tomorrow. Future.
Proof of Concept:
Chisos brings on the first round of founders to the pilot program, and builds market awareness.
PHASE I
$200k deployed
5 entrepreneurs funded
$11k in ISA repayments (June-Dec.)
Asset Manager:
Chisos evolves to become a new kind of asset manager utilizing equity and debt capital vehicles.
PHASE II
Fund I/II/III – $50 million
Target SPVs – $100 million
Debt facilities – $150 million
Decentralized asset pools - $250 million
Global CISA Platform:
Chisos provides the platform and tools to connect capital and outcome-based opportunities
PHASE III
Marketplace expansion provides risk-mitigated investment tools to support entrepreneurs across the world

Our end goal is to take the CISA global, enable undervalued entrepreneurs anywhere to leverage their own potential to raise that first investment check.

This outcome creates a global fintech organization with significant shareholder value.


Global CISA Funding Platform
CHISOS
PROVIDING THE INFRASTRUCTURE
Application Process
Algorithmic Underwriting
ISA Management & Payments
Investment Management & distributions
Licensing Fees to Chisos
INVESTORS
Individuals
LPs/Funds
Foundations
THEMATIC, REGIONAL/PRIVATE FUNDS
ESG
University Fund
City/Country Innovation Fund
MENTORING /COMMUNITY
Best practices content portal
University Fund
Future funding source ecosystem
IDEA, EARLY STAGE
& SIDE HUSTLE FOUNDERS

There's no better time than the present to invest with us! Income share agreements are gaining traction in the US, predominantly in the education sector. 2020 ended with over $500 million in ISA projections, which included the job training and philanthropy spaces, respectively. We fit perfectly within the current startup ecosystem, partnering symbiotically with upstream and downstream ecosystem players.

WHAT THE FUTURE HOLDS FOR CHISOS

Over the next five years, we project tremendous revenue growth, both in terms of asset management and licensing/SaaS fees.

The latter category represents the bulk of those gains, with over 75% of a projected total of more than $45M coming from licensing fees in 2026.

In that same timeframe, we expect asset management revenue to double every year from 2024 to 2026, reaching the $10M mark by the fifth year. (NOTE: these figures are forward-looking projections that cannot be guaranteed.)







*This Investment Offering is Not a Fund

This offering is for convertible securities in Chisos LLC. Chisos LLC builds software and employs people to manage the operations and inform investment decisions of underlying fund and SPV capital vehicles. **Chisos LLC is not a fund and does not invest in underlying assets**. All underlying CISA investments are made from the fund vehicles managed and overseen by Chisos LLC. Accredited investors interested in learning more about our funds can email ir@chisoscapital.io.

Rather than investing in just one of our funds, investors in this Reg CF campaign will have ownership in the upside across all of our current and future funds (in

addition to all upside related to our CISA Servicing software activities). The "upside" of a fund is known as carried interest or carry where the owners (or GPs) of a fund keep ~20% of the profits from a fund once investors get their initial capital back. Currently, Chisos LLC and it's investors receive the carried interest from Chisos Capital funds. The diagram below shows how Chisos benefits from underlying asset management activities and CISA servicing software activities.



Chisos Business Structure
Chisos LLC
CISA Sourcing, Underwriting & Servicing Platform
Mgmt fees
Carried interest
Transaction fees
Processing fees
SaaS revenue
Transaction fees
Processing fees
Licensing fees
Chisos Capital
Asset Management Business
Chisos Fund I ($500k)
Chisos Fund II ($10 million)
All Future Chisos Funds and SPVs
Broader Platform Opportunities
CISA Servicing platform
SaaS revenue model
Customers: Universities, municipalities, corporate innovation, solo GPs
Expansion: Global marketplace

Chisos Convertible Note - Upon investing in Chisos LLC, Wefunder investors receive a convertible note with 6% interest that matures in March 2023. The interest on the note will build the value owed to the investor over the two-year period. At maturity OR at the time of a bona fide equity investment, the convertible note holder will be issued Preferred Units in Chisos LLC at a valuation equal to the conversion cap OR at a 10% discount to the price of the equity investment. The Preferred Units have a 3x preferred distribution feature which gives Wefunder investors preference with distributions compared to the Chisos team. For example, Wefunder investors receive 100% of their distributions back before the Chisos common unitholders receive any distributions. This 3x preferred distribution feature accelerates the timing of distributions and increases the IRR for Wefunder investors.



Preferred Unit 3x Distribution Waterfall
Wefunder Investors
Chisos Team
Tier 1 (1.0x MOIC)
Tier 2 (2.0x MOIC)
Tier 3 (3.0x MOIC)
0.00%
25.00%
50.00%
75.00%

For more information, see our Investment Memo at the link below.

Downloads

Chisos LLC Deck vWeFunderApril2021.pdf

Chisos WeFunder Investment Memo vMay2021.pdf